0305

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway North Sydney 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

03003840

7 February 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

LJ Fisk
Group Manager Corporate Services &
Company Secretary

dlw 2/19

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/01/2003

TIME: 14:01:10

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Addtional Resources assisting Canberra Residents & ActewAGL

FAXED 20/1/03

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 **LEVEL 21 FAX: (02) 9957 3671**

TO:	**AUSTRALIAN STOCK EXCHANGE**
FAX NO.	**1300 300 021**
FROM:	**COMPANY SECRETARY OFFICE**
DATE:	**20 January 2003**
PAGES:	**2 (including cover sheet)**

AUSTRALIAN STOCK EXCHANGE
AGL000318

SUBJECT: Additional Resources Assisting Canberra Residents and ActewAGL

Please find attached media release in regard to the above.

AGL

media release

20 January 2003

Additional Resources Assisting Canberra Residents and ActewAGL

Following the devastating fires in Canberra, AGL is working with ActewAGL to restore electricity and gas services to affected Canberra residents. AGL joins with the rest of the Australian community in extending its sympathy to Canberra residents who have suffered such significant losses.

AGL has sent key network repair experts supported by specialist teams from Sydney and Melbourne to work with colleagues in ActewAGL in tackling the task of rebuilding Canberra's electricity and gas infrastructure. AGL has provided assistance including electricity linesmen, elevated platform vehicles, and associated plant and equipment as well as specialist gas teams.

Throughout this crisis, ActewAGL and AGL have worked closely and in full cooperation with ACT's emergency services. ActewAGL's fully coordinated crisis management team has been operating from Saturday including response capacity on the ground.

ActewAGL are issuing regular Updates on progress with the restoration of utility services.

In response to the issues raised by a Canberra resident regarding AGL's Call Centre, AGL and ActewAGL have commenced an enquiry. It is standard operating practice of both ActewAGL and AGL to ensure that all emergency calls are responded to fully and appropriately. AGL and ActewAGL are concerned to ensure that the investigation is resolved quickly and are attempting to contact the resident who has raised concerns.

Further enquiries:

Jane McAloon
Group Manager
External Affairs
02 9922 8349
0419 447 384

Jane Counsel
Media Relations Manager
02 9922 8352
0416 275 273

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8289 Facsimile 02 9922 8751 Email: jmcaloonl@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/01/2003

TIME: 11:27:31

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL's Somerton Power Station opened by Premier Bracks

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1300 300 021

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 3 (incl. this)

DATE: 22 JANUARY 2003

SUBJECT: AGL'S SOMERTON POWER STATION OPENED BY PREMIER BRACKS

Please find attached media release on the above subject.

Regards

Les Fisk
Company Secretary

AGL

media release

January 22, 2003

AGL's Somerton Power Station opened by Premier Bracks

Victorian Premier, the Honourable Steve Bracks, along with AGL Managing Director Greg Martin and Energy Industries Minister Theo Theophanous, today officially opened The Australian Gas Light Company's (AGL) $125 million, 150 megawatt peaking power station at Somerton, in Melbourne's northern suburbs.

The facility, comprising four 37.5 MW gas fired generating units, has been completed in time to meet Victoria's peak summer period. It will play an important role in ensuring that additional capacity is available to the state during periods of high electricity demand.

AGL's Managing Director Greg Martin said, "Somerton Power Station is an integral part of the company's Victorian energy business, with AGL now being one of the largest retailers of gas and electricity in the State."

"Somerton will provide additional generation to Victoria on extremely hot days or in circumstances where other generators within the State may be unavailable to export power onto the grid," Mr Martin added.

With over 1 million customers in Melbourne the priority for AGL is to ensure continuous supply in periods of high demand, as well as managing the wholesale electricity purchasing risk.

"During periods of extreme demand, electricity retailers like AGL can experience very high wholesale electricity prices which ultimately must be reflected in retail electricity prices. This is not in the interests of AGL's customers who are looking for stability and certainty in the price they pay for electricity. The Somerton plant will play an important role in helping AGL reduce extreme fluctuation in electricity prices," Mr Martin added.

Mr Martin also acknowledged the efforts of the workforce of AGL's wholly owned subsidiary Agility, as well as contractors involved in building the Somerton power plant.

"AGL has worked very closely with the Environment Protection Authority of Victoria and the new Department of Sustainability and Environment on sensitive environmental issues such as protecting the growling grass frog population, as well as noise and air emissions," Mr Martin concluded.

Further Enquiries:

Contact:	Jane McAloon, Group Manager External Affairs
Direct:	(02) 9922 8349
Mobile:	0419 447 384
Contact:	Jane Counsel, Media Relations Manager
Direct:	(02) 9922 8352
Mobile:	0416 275 273

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/01/2003

TIME: 11:07:08

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Moomba Plant resumes gas production

AGL

FACSIMILE

FAXED

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1300 300 021**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **2 (incl. this)**

AUSTRALIAN STOCK EXCHANGE
AGL000320

DATE: **28 JANUARY 2003**

SUBJECT: **MOOMBA PLANT RESUMES GAS PRODUCTION**

Please find attached media release on the above subject.

Regards

Les Fisk
Company Secretary

AGL

media release

January 28, 2003

MOOMBA PLANT RESUMES GAS PRODUCTION

The Australian Gas Light Company (AGL) has been informed that gas deliveries to New South Wales and South Australia have recommenced following the completion of repair work at the Santos gas processing plant at Moomba.

Damage to the plant's flare system during routine maintenance over the weekend, caused a reduction of gas supplies. Repair work was completed last night and gas has been flowing into the Moomba to Sydney and Moomba to Adelaide pipelines since earlier this morning.

AGL's 800,000 gas customers in NSW were unaffected by the problems at Moomba as AGL was able to source additional gas from the BHP-Billiton/Esso Gippsland Basin producers. The gas was transported to Sydney via the Interconnect and Eastern Gas pipelines.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9922 8352
Mobile: 0416 275 273

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/01/2003

TIME: 12:59:45

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

$7M Upgrade for NGC Gas Treatment Plant

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1300 300 021**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **2 (incl. this)**

AUSTRALIAN STOCK EXCHANGE
AGL000321

DATE: **30 JANUARY 2003**

SUBJECT: **$7M UPGRADE FOR NGC GAS TREATMENT PLANT**

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation re: $7M Upgrade for NGC Gas Treatment Plant.

Regards

Les Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

30 January 2003

NEWS MEDIA RELEASE

$7m upgrade for NGC Gas Treatment Plant

NGC Holdings Limited said today it will commit $7 million to return its Kapuni Gas Treatment Plant to full processing capacity and to expand LPG storage at the site.

The project, which will involve recommissioning one of the plant's three process trains and adding a further 100 tonnes of LPG storage, is expected to be completed in October this year.

NGC Chief Executive, Mr Phil James, said: "Returning the third process train to operation will restore the Kapuni plant to full capability and increase its current capacity to produce retail market specification gas by around 30%. This will not only enable the processing of greater quantities of Kapuni gas to help meet retail market requirements, it enhances the strategic nature of the plant to process new gas discoveries that may require carbon dioxide removal before delivery into the market."

Mr James said there will be a future heavier reliance on the Kapuni field to supply New Zealand's retail gas market. However, Kapuni gas has a high (45%) carbon dioxide content, which needs to be removed to meet the specified standard for this market.

NGC's Gas Treatment Plant comprises three trains for removing carbon dioxide. Two of these were upgraded in 1995 as part of a three-year, $25 million plant refurbishment project. The third has not been used since that time as it was not required in the prevailing retail market supply environment. Since 1986, most of the Kapuni gas has been processed for liquids removal, with the carbon dioxide left in the gas stream to provide a carbon-rich blendstock gas for methanol production.

Gas liquids in the form of LPG and natural gasoline are extracted from the raw gas during the treatment process.

LPG storage at the plant will almost double from the current 130 tonnes to 230 tonnes to cope with the additional LPG generated from the recommissioning of the third process train. This would also be valuable in providing an improved storage buffer for an expanding LPG market.

Contact: Keith FitzPatrick, Communications Manager, NGC
Phone: 04 – 576 8804 Mobile: 027 – 443 8349